September 9, 2008

Mohan R. Maheswaran
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

> **Re:** **Semtech Corporation**
> **Form 10-K for the Fiscal Year Ended January 27, 2008**
> **Filed March 27, 2008**
> **File No. 1-06395**

Dear Mr. Maheswaran:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Tim Buchmiller
Senior Attorney